FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL, 2007

Logan Resources Ltd. (File #000-50737)
(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:

1. News Release dated April 10, 2007- Logan Completes EM Survey and Identifies Drill Targets
2. News Release dated April 16, 2007- Logan Acquires Englishman Uranium Project, Yukon
3. News Release dated April 20, 2007- Logan Completes Earn In on Albert Creek Lead-Zinc-Silver Property
4. News Release dated April 26, 2007- Logan Mobilizing Diamond Drill to Heidi
5. News Release dated April 30, 2007- Logan Retains Investor Relations Firm

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.
(Registrant)

Date: May 8, 2007   By: */s/ Seamus Young*
                                Name
                            Its: President/Director
                                (Title)

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Tuesday April 10, 2007

LOGAN COMPLETES EM SURVEY AND IDENTIFIES DRILL TARGETS AT ANTLER CREEK GOLD PROJECT, BC

Vancouver – Tuesday, April 10, 2007 – **Logan Resources Ltd. (TSXV:LGR)** today announced that it has completed a Max Min EM survey over its Antler Creek gold project, near Barkerville, BC. A number of conductors were identified, which due to the size and scale of their responses will be investigated as soon as possible by diamond drilling.

"The magnitude of the response, especially in relation to the typical responses of this camp, requires further investigation and drilling," said Michael Hibbitts, P.Geo, Vice President Exploration.

Two ground electromagnetic (EM) techniques were used to evaluate the Antler Creek project and test its viability in the Barkerville area. Several secondary responses were recorded on the transverses and one primary response called the T1307 response was recorded. The T1307 response indicates a compact conductive core associated with a major structural fault. This primary response is a significant target because it is encircled by a less conductive dispersive response, interpreted to be an alteration/silicified zone. The survey was completed by EarthWorks Geophysical Consultants, of White Rock, BC.

The 100%-owned Antler Creek project is located in the historic Barkerville-Wells placer/lode camp in north central BC. The project consists of 49 claims over 1,600 hectares along strike from International Wayside's Bonanza Gold Ledge zone. Three creeks which transect the property have produced placer gold. Logan acquired the property in 2000.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

President and CEO

For Further Information Please Contact:

Seamus Young, President & CEO

E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V: LGR
PK (USA):LGREF

Monday April 16, 2007

LOGAN RESOURCES ACQUIRES ENGLISHMAN URANIUM PROJECT, YUKON

Vancouver – Monday, April 16, 2007- Logan Resources Ltd. (TSXV:LGR) today announced that it has entered into an option agreement with 37999 Yukon Inc. of Whitehorse, Yukon Territory (the "Agreement"), whereby the Company has been granted an option to acquire a 100% interest (subject to a 2% NSR) in a uranium mineral exploration property, known as the Englishman property. The property, which consists of 16 mineral claims covering 826 acres (334.5 hectares), is located in the Watson Lake Mining District of the Yukon Territory, 160 km east of Whitehorse and 60 km northeast of Teslin.

"The uranium mineralization discovered to date is secondary and inferred to be structurally controlled. Streams draining the property are highly anomalous for uranium but the bedrock source has not been located making this a very attractive exploration target," said Mike Hibbitts, P.Geo, Vice President-Exploration.

The property was originally staked as the ABBA claims by Urangesellschaft and Eldorado Nuclear in 1978-1979 during follow up to a regional reconnaissance radiometric survey conducted by the company. Detailed airborne and ground radiometric surveys, mapping and sampling were conducted by Urangesellschaft in 1979. Sampling by Urangesellschaft, identified widespread stream silt uranium anomalies with silt samples returning values to 5280 ppm (0.528%) uranium and bedrock samples up to 900 ppm (0.09%) uranium with anomalous lead and molybdenum. In the same year, Eldorado Nuclear added a large block of claims to the south and conducted mapping, radiometric surveying and geochemical sampling. With the collapse of the uranium market, interest waned and the claims were allowed to lapse. In 1985, the GSC conducted a regional stream silt sampling program of the Yukon. The highest uranium value 481 ppm (0.0481%) recovered for the entire program was found on this property.

"This prospective uranium project is a tremendous addition to our growing portfolio of Canadian projects," said Seamus Young, President and CEO. "We intend to conduct a thorough evaluation of the property during the 2007 exploration season," he added.

Under the terms of the Agreement, in order to exercise the option the Company must pay the sum of $50,000, issue 250,000 common shares and incur $350,000 of exploration work on the property over a period of three years. The owner has retained a 2% net smelter return royalty, one-half (or 1%) of which may be purchased by the Company for the sum of $2,000,000. The Company holds a right of first refusal on the balance of the royalty. The Agreement is subject to the acceptance of the TSX Venture Exchange.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for this property.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties prospective for precious metals, base metals and uranium. It has an exceptional property portfolio with discovery potential. For more information on the projects and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young

President and CEO

For Further Information Please Contact:
Seamus Young, President& CEO
E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Friday April 20, 2007

LOGAN COMPLETES EARN IN ON ALBERT CREEK LEAD-ZINC-SILVER PROPERTY

Vancouver - Friday, April 20, 2007 - Logan Resources Ltd. (TSXV:LGR) today announced that it is exercising and completing the final stage of its option agreement to earn the remaining 25% interest in the Albert Creek lead-zinc-silver property in BC. The Company now owns a 100% interest in the property. Albert Creek, located 60 km southwest of Watson Lake, includes a sedex-type lead-zinc exploration target with accompanying silver. To date the Company has outlined a broad zinc geochemical anomaly covering 1 km by 1.3 km which is coincident with a large magnetic anomaly.

Logan Resources was granted an option by Seamus Young and John Schussler ("Vendors") in September 2000, to earn, in three stages, up to a 100% interest (subject to a 2% NSR) in 15 mineral claims known as the Albert Creek property, located in the Laird Mining Division of BC.

In consideration for acquiring the final 25% interest, Logan Resources will issue 360,000 common shares to the Vendors (300,000 to Mr. Schussler and 60,000 to Mr. Young). In addition, the Company and the Vendors have amended the original agreement to remove the time restriction within which Logan Resources may elect to purchase a portion of the 2% NSR from the Vendors. Logan Resources retains the option to purchase a 1% NSR from the Vendors for $1,000,000 and has the right of first refusal on the remaining 1%.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for this property.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties prospective for precious metals, base metals and uranium. It has an exceptional property portfolio with discovery potential. For more information on the projects and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Judith T. Mazvihwa"

 Judith T. Mazvihwa
CFO & Director

For Further Information Please Contact:
Seamus Young, President& CEO
E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Thursday April 26, 2007

LOGAN RESOURCES MOBILIZING DIAMOND DRILL TO HEIDI

Vancouver, April 26, 2007 - Logan Resources Ltd. (TSXV:LGR) today announced it is mobilizing equipment, fuel, crews and a diamond drill to its Heidi gold project near Dawson City, Yukon. The Company expects the diamond drill program to start early next week, several weeks ahead of schedule. Kluane Drilling of Whitehorse, Yukon Territory is providing diamond drill services.

In addition, the Company reports that it rechecked HDI-06-02 samples by fire assay at Acme Analytical Labs in Vancouver and the samples returned 2.09 g/t over 4 m from 15 m to 19 m, including 4.04 g/t Au over 2 m. The ICP results from HDI-06-02, which were reported via news release March 20, 2007, assayed 1.13 g/t Au over 4 m.

Logan began its evaluation of the property late in the 2006 field season and completed two diamond drill holes. The gold intersection in HDI-06-02 appears to have intersected the upper edge of the mineralized gold zone from one of the numerous priority target areas.

"We were very encouraged by the results from our first two holes and pleased to be able to get back to Heidi earlier than scheduled to continue our evaluation," said Seamus Young, President and CEO.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

President and CEO

For Further Information Please Contact:

Seamus Young, President & CEO

E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Monday April 30, 2007

LOGAN RESOURCES RETAINS INVESTOR RELATIONS FIRM

Vancouver, Monday, April 30, 2007 – Logan Resources Ltd. (TSXV-LGR) today announced that it has retained The RAYA Group of Vancouver BC, to expand the Company's current investor relations to include Europe.

The firm will be responsible for building the audience and servicing investors in Europe, and will include road shows to Monaco, Luxembourg, Paris, London, Madrid as well as key German and Swiss cities. The RAYA Group has an extensive relationship base with portfolio managers, private bankers, mutual fund managers, financial analysts and investors interested in Canadian mineral exploration companies.

Under the terms of the agreement, which is effective May 1, 2007, the Company will pay The RAYA Group a consulting fee of $8,000 per month for a six-month period. The Company has also agreed to grant 400,000 incentive stock options to The RAYA Group, exercisable at a price of $0.40 per share for a period of 2 years. The options shall vest on the basis of 25% every three months, and any shares issued upon exercise of the options will be subject to a hold period of four months from the date of this release.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

President and CEO

For Further Information Please Contact:

Seamus Young, President & CEO

E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.